SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 11-K

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[ X ]	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2013

or

[ ]	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of
1934

For the transition period from _______________ to _______________

Commission File Number: 001-10607

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THE REPUBLIC MORTGAGE INSURANCE COMPANY AND
AFFILIATED COMPANIES PROFIT SHARING PLAN

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OLD REPUBLIC INTERNATIONAL CORPORATION
307 NORTH MICHIGAN AVENUE
CHICAGO, ILLINOIS 60601

Total Pages: 17

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administration Committee has duly caused this Annual Report to be signed on behalf of the undersigned, thereunto duly authorized.

THE REPUBLIC MORTGAGE INSURANCE COMPANY AND AFFILIATED COMPANIES PROFIT SHARING PLAN

(Registrant)

By:	/s/ John E. Gerke
John E. Gerke, Plan Administrator

Date: June 30, 2014

The Republic Mortgage Insurance Company
And Affiliated Companies
Profit Sharing Plan
Financial Statements and Supplemental
Schedule
December 31, 2013 and 2012

The Republic Mortgage Insurance Company and Affiliated Companies
Profit Sharing Plan
Index

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits
December 31, 2013 and 2012	2

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2013	3

Notes to Financial Statements	4 - 11

Supplemental Schedule

Schedule H, line 4i – Schedule of Assets (Held at End of Year)
December 31, 2013	13

Note: Supplemental schedules required by the Employee Retirement Income Security Act of 1974, as amended that have not been included herein are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Republic Mortgage Insurance Company and Affiliated Companies Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Republic Mortgage Insurance Company and Affiliated Companies Profit Sharing Plan (the "Plan") as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
June 30, 2014

The Republic Mortgage Insurance Company and Affiliated Companies
Profit Sharing Plan
Statements of Net Assets Available for Benefits
December 31, 2013 and 2012

	2013	2012

Assets:
Investments, at fair value:
Insurance company pooled separate accounts	$16,947,848	$15,017,514
Insurance Company Guaranteed Investment Account	23,779,266	24,747,029
Old Republic International Corporation common stock fund	2,732,971	1,919,491
Total investments	43,460,085	41,684,034

Receivables:
Employer contributions	286,642	293,208
Notes receivable from participants	186,037	198,230
Total receivables	472,679	491,438

Net assets reflecting all investments at fair value	43,932,764	42,175,472

Adjustment from fair value to contract value for
Insurance Company Guaranteed Investment Account, a fully
benefit-responsive investment contract	(2,517,214)	(2,811,479)
Net Assets Available for Benefits	$41,415,550	$39,363,993

The accompanying notes are an integral part of these financial statements.

The Republic Mortgage Insurance Company and Affiliated Companies
Profit Sharing Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2013

Additions:
Investment income:
Net appreciation in fair value of pooled separate account investments	$3,705,793
Dividends and net appreciation in fair value of the Old Republic
International Corporation common stock fund	1,185,109
Interest, guaranteed investment account	637,799
Total investment income	5,528,701

Interest income on notes receivable from participants	5,625

Contributions:
Employer	286,642
Participants	199,461
Total contributions	486,103

Total additions	6,020,429

Deductions:
Benefits and withdrawals	3,967,669
Administrative expenses	1,203
Total deductions	3,968,872
Net additions	2,051,557

Net assets available for benefits:
Beginning of year	39,363,993
End of year	$41,415,550

The accompanying notes are an integral part of these financial statements.

The Republic Mortgage Insurance Company and Affiliated Companies
Profit Sharing Plan
Notes to Financial Statements

1.	Description of Plan

The following description of The Republic Mortgage Insurance Company and Affiliated Companies Profit Sharing Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Summary Plan Description or the Plan document for more complete information.

The Plan is a qualified defined contribution plan covering all employees of Republic Mortgage Insurance Company, RMIC Corporation, and Republic Mortgage Insurance Company of North Carolina (the “Sponsor”).  Employees are eligible to participate in the Plan at the start of their employment and must elect to enroll in the plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and Internal Revenue Code (“IRC”).

Contributions
The Sponsor makes contributions to the Plan at the discretion of the Sponsor’s Board of Directors at a sum determined by the Board without regard to current and accumulated profits for the taxable year, for years ending with or within such Plan year.  Contributions are allocated to eligible participants based on the participant’s eligible compensation to total eligible compensation of all eligible participants.

Participants may contribute up to 25% of their compensation pre-tax and 25% after-tax for a combined maximum of 50% of compensation during any Plan year.

Participants may also make rollover contributions into the Plan from distributions from other qualified plans, as defined in the Plan.

Contributions are subject to certain limitations as prescribed by the Internal Revenue Service with contributions in excess of IRC limits returned to participants or sponsor when determined. There were no excess material contributions to be returned to participants based on qualification testing for the years ended December 31, 2013 and 2012, respectively.

Vesting
Participant account balances provided by Sponsor contributions and related allocated Plan earnings become 40% vested after one year of service.  Vesting percentages increase by 10% for each of the next four years with full vesting after six years of service.

Participant account balances provided by participant contributions and allocated Plan earnings are always fully vested.

Participant Accounts
A separate account balance is maintained for each participant and is credited with participant contributions, participant rollover contributions from other qualified plans, and allocations of Sponsor contributions, Plan earnings, and forfeitures of terminated participants’ non vested accounts.  Allocations of Plan earnings are based on participants’ daily account balances.  Sponsor contributions and forfeitures of non vested accounts are allocated based on eligible annual compensation of participants.  The benefit to which a participant is entitled is the participant’s vested account.  Participants direct the investment of their account by electing among a variety of investment options offered by the Plan.  Participants may change their investment designation with respect to their account balance and future contributions at any time.

The Republic Mortgage Insurance Company and Affiliated Companies
Profit Sharing Plan
Notes to Financial Statements

Forfeitures
If a participant terminates employment with the Sponsor prior to becoming fully vested, the non- vested portion of the Sponsor contributions and allocated earnings thereon are forfeited and are reallocated to eligible participants when the terminated participant incurs a break-in-service.  Forfeited amounts are reallocated to the active eligible participants based on eligible participant compensation, as defined in the Plan agreement.  Unallocated forfeitures totaled $13,618 and $28,867 at December 31, 2013 and 2012, respectively.  Of the December 31, 2013 total, $13,618 was  allocated in 2014.

Payment of Benefits
In the event of retirement, disability, or death, accumulated benefits become vested and are distributed to participants or designated beneficiaries by lump-sum payment or through various annuity options.

In the event of termination of employment, participants have the option of receiving vested accumulated benefits through lump-sum distributions, leaving the vested value of their accounts in the Plan until retirement or transferring amounts into an individual retirement account.

Participants may withdraw after-tax voluntary contributions at any time.  Participants may withdraw pre-tax voluntary contributions at age 59½ or for financial hardship purposes.

Participants may elect to take early withdrawals of employer contributions if they have participated in the Plan for at least five years and in-service distributions after attaining age 59½.  Such early withdrawals will not result in suspension of Sponsor contribution allocations.

Net assets at December 31, 2013 and 2012, included funds totaling $27,478,501 and $24,430,720, respectively, which represent the account balance of retired and terminated participants who have elected to leave their funds in the Plan upon retirement or termination.

Notes Receivable from Participants
Participants may borrow a minimum of $1,000 from their accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  Participants may have no more than two loans outstanding at one time.  Loans plus interest must be repaid within five years through payroll deductions.  These loans bear interest at the prevailing prime rate at the loan inception date.  The loans are collateralized by the vested balance in the participant’s account.  Outstanding loans of terminated participants are repaid prior to distribution of the participant’s account balance or the outstanding loans are repaid from the participant’s account balance before distribution.

Partial Plan Termination
Beginning in September, 2011 and continuing into 2012 and 2013, the Sponsor has experienced significant economic challenges.  These issues have resulted in a series of large staff reductions at the Sponsor which have three major impacts on the Plan.  In accordance with the rules and regulations of ERISA, the IRC, and Plan documents, these actions are considered a Partial Plan Termination.  The Plan is impacted by (1) reduced number of active participants; (2) acceleration of the vesting schedule for those Participants that are involuntarily terminated by the Sponsor; and (3) a market value adjustment to the Insurance Company Guaranteed Investment Account for those terminated Participants who were invested in that option.  The Plan remains a viable qualified defined contribution plan for those participants remaining with the Sponsor.

2.	Summary of Significant Accounting Policies

Basis of Accounting
The Plan prepares its financial statements on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

The Republic Mortgage Insurance Company and Affiliated Companies
Profit Sharing Plan
Notes to Financial Statements

Investment Valuation and Income Recognition
Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The Guaranteed Investment Contract is principally valued using a market value formula approach. The market value is determined to be the estimated liquidation value of the contract. The liquidation value is derived considering factors such as:

(i)	the observable interest rate being earned by investments underlying the contract
(ii)
the unobservable "assumed interest rate” obtainable by Massachusetts Mutual Life Insurance Company ("MassMutual") on new investments where a proxy is the Barclays Capital U.S. Aggregate Index (excluding Treasuries) with an adjustment made to duration; and

(iii)
the unobservable comparison between investments supporting the contract and current market rates where historic investments are either at a premium or discount to current market rates, i.e. the "experience rate".

Net appreciation (depreciation) in fair value of investments includes unrealized and realized gains and losses.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Purchases and sales of securities are recorded on a trade-date basis.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Interest income is recorded on the accrual basis.  Related fees are recorded as administrative expenses when they are incurred.  No allowance for credit losses has been recorded as of December 31, 2013 or 2012.  If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Unit Values
Investments in the pooled separate accounts are valued on a net asset value per unit basis which approximates their fair value.  The pooled separate accounts are credited with earnings on the underlying investments and charged for Plan benefits paid and deductions for investment expenses, risk, profit, and annual management fees.   Redemptions may occur on a daily basis.  The use of net asset value as fair value is deemed appropriate as the pooled separate accounts do not have a finite life, unfunded commitments relating to investments, or significant restrictions on redemptions.

Benefits and Withdrawals
Benefits and withdrawals are recorded when paid.  At December 31, 2013 and 2012, there were no significant amounts due but unpaid to participants.

Income Tax Status
The Plan obtained its latest determination letter on May 11, 2009, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter.  However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.   Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Republic Mortgage Insurance Company and Affiliated Companies
Profit Sharing Plan
Notes to Financial Statements

Plan Expenses
Costs of administering the Plan are paid by the Sponsor except for investment management fees of individual fund investments which are charged to the respective investment and included in the net appreciation (depreciation) of the investment.  Participating loan processing fees are charged as a reduction to the respective participant accounts.

Use of Estimates
The presentation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Subsequent Events Policy
Subsequent events have been evaluated through the date the financial statements were issued.

3.	Investments

The Plan is invested in a group annuity contract with the Massachusetts Mutual Life Insurance Company (the “Trustee”).  The contract allows for a participant-directed investment program in pooled separate accounts sponsored by the Trustee.  Investment options include fixed income, asset allocation, domestic equity, and international equity subaccount options and a guaranteed investment account.  In addition to the investment options offered through the Trustee, participants may also invest in common stock of the Sponsor’s parent, Old Republic International (“ORI”).

        A. Summary of Investments

The following is a summary of investments held at December 31, 2013 and 2012.
	2013		2012
Investments at fair value
Insurance company pooled separate accounts:
Select Large Cap Value (Columbia/Huber)	$2,859,680	*	$2,180,892	*
Other pooled separate accounts	14,088,168		12,836,622
	16,947,848		15,017,514
Insurance Company Guaranteed Investment Account (a)	23,779,266	*	24,747,029	*
Old Republic International Corporation (ORI) common stock fund	2,732,971	*	1,919,491
	$43,460,085		$41,684,034

*Exceeds 5% of net Plan assets at December 31, 2013 and 2012.

 (a) The contract value of the insurance company guaranteed investment account was $21,262,052 and $21,935,550 at December 31, 2013 and 2012, respectively.

The Republic Mortgage Insurance Company and Affiliated Companies
Profit Sharing Plan
Notes to Financial Statements

During 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Insurance company pooled separate accounts	$3,705,793
Old Republic International Corporation (ORI) common stock fund	1,070,061
$4,775,854

                B. Fair Value Measurements

The Plan’s investments are stated at fair value in the accompanying statements of net assets available for benefits. Fair value is defined as the estimated price that is likely to be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (an exit price) at the measurement date.  A fair value hierarchy is established that prioritizes the sources (“inputs”) used to measure fair value into three broad levels: inputs based on quoted prices in active markets (Level 1); observable inputs based on corroboration with available market data (Level 2); and unobservable inputs based on uncorroborated market data or a reporting entity’s own assumptions (Level 3).

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The valuation methodologies used for assets measured at fair value are discussed further in Note 2.  There have been no changes in the methodologies used at December 31, 2013 and 2012.

Level 1	Securities include publicly traded common stocks.

Level 2	Securities include pooled separate accounts.

Level 3	Securities include guaranteed investment contracts.

The following tables show a summary of assets measured at fair value segregated among the various input levels described above:

	Fair value measurements as of December 31, 2013:

	Level 1	Level 2	Level 3	Total

Old Republic International
Corporation common
stock fund	$ 2,732,971	-	-	$ 2,732,971
Pooled Separate Accounts
Asset Allocation/Lifestyle Funds	-	$ 3,090,248	-	3,090,248
Blend Funds	-	1,893,495	-	1,893,495
Bond Funds	-	1,249,022	-	1,249,022
Growth Funds	-	3,260,390	-	3,260,390
Index Funds	-	1,264,451	-	1,264,451
International Funds	-	1,550,730	-	1,550,730
Value Funds	-	4,639,512	-	4,639,512
Total		16,947,848		16,947,848
Guaranteed Investment Account	-	-	$ 23,779,266	23,779,266
	$ 2,732,971	$ 16,947,848	$ 23,779,266	$ 43,460,085

The Republic Mortgage Insurance Company and Affiliated Companies
Profit Sharing Plan
Notes to Financial Statements

	Fair value measurements as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Old Republic International
Corporation common
stock fund	$ 1,919,491	-	-	$ 1,919,491
Pooled Separate Accounts
Asset Allocation/Lifestyle Funds	-	$ 2,652,690	-	2,652,690
Blend Funds	-	1,587,432	-	1,587,432
Bond Funds	-	1,710,086	-	1,710,086
Growth Funds	-	2,568,590	-	2,568,590
Index Funds	-	1,360,694	-	1,360,694
International Funds	-	1,512,342	-	1,512,342
Value Funds	-	3,625,680	-	3,625,680
Total		15,017,514		15,017,514
Guaranteed Investment Account	-	-	$ 24,747,029	24,747,029
	$ 1,919,491	$ 15,017,514	$ 24,747,029	$ 41,684,034

Level 3 Gains and Losses
The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2013:

Guaranteed Investment Account
Balance, beginning of year	$ 24,747,029
Interest income	639,541
Contract to fair value adjustment	(294,265)
Purchases	347,458
Sales	(1,660,497)
Balance, end of year	$ 23,779,266

The following table presents certain quantitative information about the significant unobservable inputs used in the Level 3 fair value measurements as of December 31, 2013:

Description	Fair Value	Principal Valuation Technique	Significant Unobservable inputs	Interest Rate
Guaranteed Investment Contract	$23,779,266	Market Value Formula	Assumed Interest Rate	1.16%
			Experience Rate	3.48%

The fair value of the Guaranteed Investment Contract is sensitive to fluctuations in the level of assumed interest rates. As a general rule, rising interest rates typically lead to a reduction in the fair value of the contract. By contrast, a decline in such rates usually serves to increase the fair value of the contract. In addition, increases or decreases in the experience rates lead to corresponding increases or decreases in fair value.

                C. Guaranteed Investment Account

The Plan holds an investment contract with Massachusetts Mutual Life Insurance Company.  Massachusetts Mutual Life Insurance Company maintains the contributions in a general investment account.  The account is credited with earnings at the guaranteed crediting interest rates in affect for the six month period beginning April 1 and October 1 and is charged for participant withdrawals and administrative expenses.  The guaranteed interest rates at April 1, 2013 and October 1, 2013 were 3.0% and 3.0%, respectively, and 3.2% and 3.2% at April 1, 2012 and October 1, 2012, respectively.  The guaranteed investment account issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

The Republic Mortgage Insurance Company and Affiliated Companies
Profit Sharing Plan
Notes to Financial Statements

As described in Note 2, because the guaranteed investment account is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment account.  Contact value, as reported to the Plan by the Trustee, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The crediting interest rate is based on an interest rate agreed upon with the issuer, but it may not be less than three percent.  Such interest rates are reviewed on a semiannual basis (April 1 and October 1) for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer.  Such events include the following:  (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the plan,  or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under Employee Retirement Income Security Act of 1974.  The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The guaranteed investment account does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

Average Yields:	2013	2012
Based on actual earnings	2.63%	2.93%
Based on interest rate credited to participants	2.63%	2.93%

4.	Party In Interest Transactions

The Old Republic common stock fund consists of Old Republic International Corporation common stock, the parent of the Company.

Certain Plan investments are pooled separate accounts and a guaranteed investment account sponsored by Massachusetts Mutual Life Insurance Company.  Massachusetts Mutual Life Insurance Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  Fees paid by the Sponsor on behalf of the Plan for the investment management services amounted to $3,409 for the year ended December 31, 2013.

5.	Plan Termination

Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become fully vested in their employer accounts.

The Republic Mortgage Insurance Company and Affiliated Companies
Profit Sharing Plan
Notes to Financial Statements

6.	Risks and Uncertainties
The Plan offers investments in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Supplemental Schedule

Republic Mortgage Insurance Company and Affiliated Companies
Profit Sharing Plan
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
December 31, 2013
EIN:  56-1031043
Plan Number: 001

(a)	(b)	(c)	(d)	(e)
	Identity of Issue,
	Borrower, Lessor,	Description of Investment Including		Current
	or Similar Party	Number of Units and Rate of Interest	Cost**	Value

		Pooled Separate Accounts
*	Mass Mutual	Dow Jones Target 2015 (Wells Fargo)		$209,332
*	Mass Mutual	Dow Jones Target 2025 (Wells Fargo)		1,384,212
*	Mass Mutual	Dow Jones Target 2035 (Wells Fargo)		1,340,395
*	Mass Mutual	Dow Jones Target 2045 (Wells Fargo)		120,616
*	Mass Mutual	Dow Jones Today (Wells Fargo)		35,693
*	Mass Mutual	Growth America (American)		265,216
*	Mass Mutual	International New Discovery (MFS)		533,479
*	Mass Mutual	Mid Cap Core Equity (Invesco)		93,543
*	Mass Mutual	Mid Cap Value (Perkins)		142,193
*	Mass Mutual	NFJ Small Cap Val (Allianz)		91,686
*	Mass Mutual	Premier Capital Appreciation (OFI)		129,405
*	Mass Mutual	Premier Disciplined Growth (Babson)		175,337
*	Mass Mutual	Premier Disciplined Value (Babson)		72,507
*	Mass Mutual	Premier Inflation Protection Bond (Babson)		259,155
*	Mass Mutual	Premier Small Co Opportunity II (OFI Instl)		1,799,952
*	Mass Mutual	Select Growth Opportunities (Sands/Delaware)		507,396
*	Mass Mutual	Select Focused Value (Harris)		1,354,199
*	Mass Mutual	MM S&P 500 Index (Northern Trust)		1,264,451
*	Mass Mutual	Select Large Cap Value (Columbia/Huber)		2,859,680
*	Mass Mutual	Select Mid Cap Growth II (TRP/Frontier)		1,001,919
*	Mass Mutual	Select Mid Cap Value (NFJ/Systmc)		119,247
*	Mass Mutual	Select Overseas (MFS/Harris/JPMorgan)		1,017,251
*	Mass Mutual	Select Small Cap Grwth Equity (W&R/Wellington)		1,181,117
*	Mass Mutual	Select Strategic Bond (Western)		758,524
*	Mass Mutual	Total Return (PIMCO)		231,343
				16,947,848
		Guaranteed Investment Account at Fair Value
*	Mass Mutual	Guaranteed Investment Account		23,779,266

		Old Republic International Corporation
*	Stock Account	Old Republic International Corporation (ORI)
		Common Stock Fund		2,732,971

*	Participants loans receivable	Interest rates of 3.25% to 5.25%
		maturity through 2018	$0	186,037
				$43,646,122

* Indicates an asset which is a party-in-interest to the Plan.
** Cost information may be omitted as Plan assets are participant directed.